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EXHIBIT 99.1

Seacoast BANKING CORPORATION OF FLORIDA	News Release

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST ANNOUNCES THIRD QUARTER NET INCOME

STUART, FL., October 15, 2003 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today reported net income of $3,415,000, or $0.22 diluted earnings per share (“DEPS”) comparable to the prior year’s net income for the same quarter of $3,507,000, or $0.22 DEPS.

“We are pleased with our performance for the third quarter, particularly the growth of commercial real estate loans and fees from mortgage loan production, both gaining as a result of our increasing presence in northern Palm Beach County,” commented Dennis S. Hudson, III, President and Chief Executive Officer.  “While our current operating results benefited from maintaining favorable credit quality and double-digit growth in low-cost/no-cost funding, the continuing decline in the net interest margin, a result of the low interest rate environment, has offset some very positive traditional lending and deposit results that we believe will begin to have favorable impacts on the margin as soon as the fourth quarter.”

The historical low interest rate environment and our strategy to reduce the relative size of our residential loan portfolio and increase the size of our commercial and consumer loan portfolios, caused overall loan growth to decline by 7.6 percent over the last twelve months.  After declining $26.6 million in the first quarter and $10.0 million in the second quarter, total loans grew $12.6 million in the third quarter of 2003 or an annualized 7.8 percent.   The opening of three branches in Palm Beach County has been very successful with loan growth for the quarter of $20.2 million and total outstandings of $45.2 million for this new market at September 30, 2003.

The Company’s SuperCommunity banking strategy has resulted in higher deposit balances from cross-selling of other products and improving operating margins.  Total deposits have grown by $74.0 million or 7.4 percent since September 30, 2002. Demand deposits increased $33.4 million or 18.9 percent over the last twelve months, and savings deposits, with an average cost of 0.59 percent, grew $61.5 million or 13.6 percent over the same period.  In Palm Beach County, deposits grew by $6.3 million in the quarter and now total $20.7 million with all but $5.4 million in transaction and savings accounts.

The net interest margin for the quarter was 3.44 percent, a decrease from the 4.17 percent achieved in the third quarter 2002 and nineteen basis points lower than last quarter’s margin of 3.63 percent.  Third quarter margin results were impacted by the continued sale of substantially all new residential loan production and high prepayments of loans and investment securities collateralized by residential mortgages.  Recent increases in interest rates (beginning in June of this year) have resulted in a significant reduction in loan and investment prepayments beginning in September 2003.  This, together with the diminished size of the residential portfolio, should result in an expansion of the Company’s net interest margin going forward.  The successful execution of the key strategies to improve loan yields by intentionally reducing the percentage of residential loans and increasing consumer and commercial loans will continue to be a vital factor in future net interest margin improvement.

A positive result of the long-term SuperCommunity Bank strategy is the Company’s success at maintaining and growing low-cost funding relationships.    The average cost of interest bearing deposits as a percent of earning assets for the quarter declined to 1.25 percent compared to 1.40 percent for the second quarter and 1.94 percent one year ago.  Likewise the deposit mix has become more favorable over time with noninterest demand deposits increasing to 19.5 percent of total deposits from 17.6 percent a year ago, and core interest bearing deposits remaining a strong 72+ percent of total deposits.

Mortgage banking fees increased to $1,098,000 or 74.3 percent over the third quarter 2002.  Total residential loan production exceeded $55 million during the quarter and production totals $209 million year-to-date.  The improvement is the result of a favorable rate environment, as well as increased market penetration and broader, more competitive, product offerings.  Also, in addition to three new residential lenders in Palm Beach County, the Company’s other branch locations within its footprint increased production, and now account for approximately thirty percent of originations. The Company intends to open three more Palm Beach locations in 2004 and 2005 to further enhance its commercial and residential lending capabilities.  Palm Beach County is the top wealth market in Florida, followed by Martin County, where the Company is headquartered and has the largest market share.

The improved year-over-year noninterest income growth was aided by increases in fee-based businesses, an increased customer base and market expansion.  Total noninterest income for the quarter increased $1,043,000 or 27.1 percent to $4.9 million from $3.8 million for the third quarter 2002.  For the quarter, fee income derived from the non-recourse sale of out-of-market marine loans increased to $903,000 over the prior year’s results of $189,000.  This fee-based business benefited from some companies exiting this business which allowed for the capture of greater market share through market expansion.  Late in 2002, the Company’s Seacoast Marine division added locations and personnel to better serve the U.S. western marine markets.  This expansion has resulted in the very strong growth in revenues year to date for this business.

Total noninterest income now represents over 30 percent of total revenues, up from 25 percent in the third quarter of 2002.  The increase occurred despite the negative impact of continued stock market volatility on retail investment management and brokerage fee income.  On a combined basis, these businesses declined $140,000 in the third quarter and $335,000 year to date, compared to results a year ago.  The decline in revenues from investment management has been disappointing and remains extremely challenging due to the economic environment and the uncertainties for improvement; however, continuing to provide these services is an important part of our SuperCommunity banking strategy.  In addition, when the economy does improve, these revenues should expand and contribute to future earnings results.

Noninterest expenses totaled $10.7 million for the quarter, up 7.5 percent from third quarter 2002.  A substantial portion of this increase was a rise in salaries and employee benefits attributable to the expansion into Palm Beach County and higher commissions and incentive compensation related to increases in revenues from the Company’s mortgage and marine fee-based businesses.

Nonperforming assets increased $771,000 from a year ago to $3.2 million or 0.48 percent of loans outstanding at September 30, 2003.  A secured loan, totaling approximately $2 million, was placed on nonaccrual in June 2003 and the collateral has now been acquired through foreclosure.

For the third quarter, the Company posted net recoveries totaling $29,000 compared to net charge-offs of $435,000 for the second quarter, $280,000 for the first quarter 2003 and $69,000 for the third quarter last year.  For the first nine months, annualized net charge-offs as a percent of average loans totaled 0.14 percent compared to 0.04 percent a year earlier and 0.10 percent for the last twelve months..  The allowance for loan losses as a percentage of loans totaled 0.92 percent at September 30, 2003, a small decline from 0.95 percent one year earlier.  Due to the continued excellent credit quality, lower loan balances and recent information from our internal credit monitoring system, there was no loan loss provision for the third quarter and year to date.  No provision for credit losses was made for all of 2002.

The Company’s solid capital levels provide a back-up against any potential economic deterioration and provide resources for its planned market expansion.  At September 30, 2003, the average shareholders’ equity to average assets was 7.80 percent compared to 7.95 percent one year earlier.

Seacoast management will host a conference call on October 16 at 9:00 a.m. (Eastern time) to discuss the earnings results and business trends.  Investors may call in by dialing 866-246-6870 (passcode: 3851538; leader: Dennis S. Hudson, III).  Two charts will be used during the conference call and may be accessed at Seacoast’s website at www.seacoastbanking.net under “Presentations”.  A replay of the call will be available beginning the afternoon of October 16 by dialing 888-211-2648 (domestic), using the passcode 3851538.

Seacoast Banking Corporation of Florida has approximately $1.3 billion in assets.  It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida’s Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as  "may", "will", "anticipate", “assume”, "should", “indicate”, "would", "believe", "contemplate", "expect", "estimate", "continue", “point to”, “project”, "could", "intend" or other similar words and expressions of the future.  These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses, and the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions.

All written or oral forward looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2002 under “Special Cautionary Notice Regarding Forward Looking Statements”, and otherwise in the Company's SEC reports and filings.  Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC’s website at http://www.sec.gov.

FINANCIAL HIGHLIGHTS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

Three Months Ended	Nine Months Ended
(Dollars in thousands,	September 30,	September 30,
except per share data)	2003	2002	2003	2002
Summary of Earnings
Net income	$ 3,415	$ 3,507	$ 10,188	$ 11,242
Core operating income (4)	3,418	3,512	10,959	10,962
Net interest income (1)	10,830	11,879	33,667	35,955

Performance Ratios
Return on average assets (2), (3)	1.04%	1.17%	1.05%	1.24%
Return on average
shareholders' equity (2), (3)	13.27	14.19	13.48	15.54
Net interest margin (1), (2)	3.44	4.17	3.65	4.16

Per Share Data (A)
Net income diluted	$ 0.22	$ 0.22	$ 0.65	$ 0.71
Net income basic	0.22	0.23	0.66	0.73
Cash dividends declared	0.13	0.09	0.33	0.27

September 30,	Increase/
2003	2002	(Decrease)
Credit Analysis
Net charge-offs year-to-date	$ 686	$ 201	241.3%
Net charge-offs to average loans	0.14%	0.04%	250.0
Loan loss provision year-to-date	$ --	$ --	--
Allowance to loans at end of period	0.92%	0.95%	(3.2)
Nonperforming assets	$ 3,225	$ 2,454	31.4
Nonperforming assets to loans and other
real estate owned at end of period	0.48%	0.34%	41.2

Selected Financial Data
Total assets	$ 1,319,431	$ 1,187,602	11.1
Securities – Trading (at fair value)	6,531	--	n/m
Securities – Available for Sale (at fair value)	471,995	346,870	36.1
Securities – Held for Sale (at amortized cost)	100,201	23,419	327.9
Net loans	657,951	712,038	(7.6)
Deposits	1,080,992	1,006,953	7.4
Shareholders' equity	103,476	98,883	4.6
Book value per share (A)	6.75	6.47	4.3
Tangible book value per share (A)	6.56	6.23	5.3
Average shareholders' equity
to average assets	7.80%	7.95%	(1.9)

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1)  Calculated on a fully taxable equivalent basis using amortized cost.

(2)  These ratios are stated on an annualized basis and are not necessarily indicative of future periods.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses) because the unrealized gains (losses) are not included in net income.

(4) Net income excluding investment security gains and losses.

n/m = not meaningful

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

Three Months Ended	Nine months Ended
September 30,	September 30,
(Dollars in thousands, except per share data)	2003	2002	2003	2002

Interest on securities:
Taxable	$3,681	$3,614	$11,430	$10,686
Nontaxable	38	48	119	148
Interest and fees on loans	10,997	13,643	34,681	42,543
Interest on federal funds sold	18	43	59	466
Total Interest Income	14,734	17,348	46,289	53,843

Interest on deposits	759	1,261	2,526	3,887
Interest on time certificates	2,380	3,526	7,677	11,768
Interest on borrowed money	801	728	2,531	2,370
Total Interest Expense	3,940	5,515	12,734	18,025

Net Interest Income	10,794	11,833	33,555	35,818
Provision for loan losses	0	0	0	0
Net Interest Income After Provision for Loan Losses	10,794	11,833	33,555	35,818

Noninterest income:
Service charges on deposit accounts	1,279	1,321	3,698	3,808
Trust income	494	535	1,545	1,674
Mortgage banking fees	1,098	630	3,959	2,026
Brokerage commissions and fees	364	463	1,370	1,576
Marine finance fees	903	189	2,569	695
Debit card income	301	253	910	728
Other deposit based EFT fees	106	88	327	279
Other income	347	375	1,075	1,084
	4,892	3,854	15,453	11,870
Securities gains (losses)	(4)	(9)	(1,172)	455
Total Noninterest Income	4,888	3,845	14,281	12,325

Noninterest expenses:
Salaries and wages	4,214	3,940	12,646	11,555
Employee benefits	1,123	1,064	3,551	3,175
Outsourced data processing	1,367	1,183	3,968	3,614
Occupancy expense	977	831	2,947	2,491
Furniture and equipment expense	451	503	1,377	1,537
Marketing expense	492	498	1,560	1,525
Legal and professional fees	339	367	1,117	1,147
FDIC assessments	44	44	126	131
Amortization of intangibles	24	63	150	189
Other expense	1,637	1,428	4,906	4,327
Total Noninterest Expenses	10,668	9,921	32,348	29,691

Income Before Income Taxes	5,014	5,757	15,488	18,452
Provision for income taxes	1,599	2,250	5,300	7,210

Net Income	$3,415	$3,507	$10,188	$11,242

Per share common stock (A):
Net income diluted	$0.22	$0.22	$0.65	$0.71
Net income basic	0.22	0.23	0.66	0.73
Cash dividends declared	0.13	0.09	0.33	0.27

Average diluted shares outstanding	15,620,117	15,709,955	15,644,581	15,733,118
Average basic shares outstanding	15,326,353	15,320,082	15,322,684	15,373,489

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	September 30,	December 31,	September 30,
(Dollars in thousands)	2003	2002	2002

Assets
Cash and due from banks	$40,919	$49,571	$42,762

Federal funds sold and interest bearing deposits	255	251	18,695

Securities:
Trading (at fair value)	6,531	--	--
Available for sale (at fair value)	471,995	466,278	346,870
Held for sale (at amortized cost)	100,201	32,181	23,410
Total Securities	578,727	498,459	370,289

Loans sold and available for sale	6,162	13,814	14,317

Loans	664,091	688,161	718,871
Less: Allowance for loan losses	(6,140)	(6,826)	(6,833)
Net Loans	657,951	681,335	712,038

Bank premises and equipment	16,777	16,045	16,078
Other real estate owned	2,029	8	119
Other assets	16,611	21,814	13,304
	$1,319,431	$1,281,297	$1,187,602

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand deposits (noninterest bearing)	$210,771	$184,524	$177,331
Savings deposits	512,433	472,976	450,975
Other time deposits	268,824	279,255	286,123
Time certificates of $100,000 or more	88,964	93,785	92,524
Total Deposits	1,080,992	1,030,540	1,006,953

Federal funds purchased and securities sold under agreements to repurchase, maturing within 30 days	63,746	102,967	35,855
Other borrowings	65,000	40,000	40,000
Other liabilities	6,217	7,043	5,911
	1,215,955	1,180,550	1,088,719

Shareholders' Equity
Preferred stock	--	--	--
Common stock	1,710	1,555	1,555
Additional paid in capital	26,839	26,994	26,887
Retained earnings	93,901	89,960	87,474
Treasury stock	(17,841)	(18,578)	(18,402)
	104,609	99,931	97,514
Other comprehensive income (loss)	(1,133)	816	1,369
Total Shareholders’ Equity	103,476	100,747	98,883
	$1,319,431	$1,281,297	$1,187,602

Common Shares Outstanding	15,325,274	15,279,001	15,290,385

Note:  The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

Quarters
2003	2002	Last 12
(Dollars in thousands, except per share data)	Third	Second	First	Fourth	Months

Operating Ratios
Return on average assets (2),(3)	1.04%	1.09%	1.02%	1.32%	1.11%
Return on average shareholders' equity (2),(3)	13.27	14.08	13.07	16.24	14.12
Net interest margin (1),(2)	3.44	3.63	3.89	4.02	3.85
Average equity to average assets	7.84	7.74	7.81	8.12	7.87

Credit Analysis
Net charge-offs	$ (29)	$ 435	$ 280	$ 7	$ 693
Net charge-offs to average loans	(0.02)%	0.26%	0.16%	0.00%	0.10%
Loan loss provision	$ --	$ --	$ --	$ --	--
Allowance to loans at end of period	0.92%	0.94%	0.99%	0.99%
Nonperforming assets	$ 3,225	$ 3,238	$ 1,901	$ 2,249
Nonperforming assets to loans and other real estate owned at end of period	0.48%	0.50%	0.29%	0.33%
Nonaccrual loans and accruing loans 90 days or more past due to loans outstanding at end of period	0.18	0.49	0.29	0.33

Per Share Common Stock (A)
Net income diluted	$ 0.22	$ 0.23	$ 0.21	$ 0.26	$ 0.92
Net income basic	0.22	0.23	0.21	0.26	0.93
Cash dividends declared	0.13	0.10	0.10	0.10	0.43
Book value per share	6.75	6.63	6.56	6.59

(A)  Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1) Calculated on a fully taxable equivalent basis using amortized cost.

(2) These ratios are stated on an annualized basis and are not necessarily indicative of ratios which may be expected for the entire year.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses), because the unrealized gains (losses) are not included in net income.

(Dollars in thousands)

SECURITIES	September 30, 2003	December 31, 2002	September 30, 2002

Mortgage-backed	$6,531	$--	$--
Securities Trading	6,531	--	--

U.S. Treasury and U. S. Government Agencies	1,599	2,508	2,531
Mutual funds	0	292	295
Mortgage-backed	464,220	456,655	336,383
Other securities	6,176	6,823	7,661
Securities Available for Sale	471,995	466,278	346,870

U.S. Treasury and U. S. Government Agencies	4,998	0	0
Mortgage-backed	92,254	28,555	19,557
Obligations of states and political subdivisions	2,949	3,626	3,862
Securities Held for Investment	100,201	32,181	23,419
Total Securities	$578,727	$498,459	$370,289

LOANS	September 30, 2003	December 31, 2002	September 30, 2002

Real estate construction	$93,516	$77,909	$71,932
Real estate mortgage	449,528	478,123	513,518
Installment loans to individuals	78,933	91,307	95,172
Commercial and financial	41,934	40,491	37,983
Other loans	180	331	266
Total Loans	$664,091	$688,161	$718,871

CONSOLIDATED QUARTERLY AVERAGE BALANCES, YIELDS AND RATES (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

2003	2002
Third Quarter	Second Quarter	Third Quarter
	Average	Yield/		Average	Yield/		Average	Yield/
(Dollars in thousands)	Balance	Rate		Balance	Rate		Balance	Rate

Assets
Earning assets:
Securities:
Taxable	$575,915	2.56	% $	555,142	2.68	% $	374,898	3.86%
Nontaxable	2,924	7.93		2,980	8.05		3,653	7.99
Total Securities	578,839	2.58		558,122	2.71		378,551	3.90

Federal funds sold and other
short-term investments	7,265	0.98		6,769	1.19		9,933	1.72

Loans, net	662,425	6.60		671,740	7.00		742,176	7.30

Total Earning Assets	1,248,529	4.69		1,236,631	5.03		1,130,660	6.10

Allowance for loan losses	(6,123)			(6,542)			(6,867)
Cash and due from banks	31,240			47,638			34,386
Premises and equipment	16,858			16,339			15,257
Other assets	11,472			11,687			12,976

	$1,301,976			$1,305,753			$1,186,412

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
NOW (including Super NOW)	$61,928	0.47	% $	66,854	0.58	% $	55,841	0.92%
Savings deposits	154,759	0.51		150,818	0.55		147,232	0.96
Money market accounts	290,248	0.67		283,526	0.79		256,811	1.20
Time deposits	365,558	2.58		375,143	2.75		376,684	3.71
Federal funds purchased and securities sold under agreements to repurchase	50,596	0.60		62,430	0.83		35,664	0.90
Other borrowings	65,000	4.43		65,000	4.49		40,000	6.42

Total Interest-Bearing Liabilities	988,089	1.58		1,003,771	1.73		912,232	2.40

Demand deposits (noninterest-bearing)	205,740			196,451			171,255
Other liabilities	6,069			4,406			4,905
Total Liabilities	1,199,898			1,204,628			1,088,392

Shareholders' equity	102,078			101,125			98,020

	$1,301,976			$1,305,753			$1,186,412

Interest expense as a % of earning assets	1.25%	1.40%	1.94%
Net interest income as a % of earning assets	3.44	3.63	4.17

(1) On a fully taxable equivalent basis.  All yields and rates have been computed on an annualized basis using amortized cost.  Fees on loans have been included in interest on loans.  Nonaccrual loans are included in loan balances.